                                                                                                          FILE NO. 70-10100

IN THE MATTER OF

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Supply Company, L.L.C.
4350 Northern Pike
Monroeville, PA 15146-2841

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Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David B. Hertzog Terence A. Burke Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Clifford M. Naeve William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

          On December 22, 2003, the Securities and Exchange Commission ("Commission") issued an order in File No. 70-10100, Holding Co. Act Release No. 35-27780 (the "Order"), authorizing, among other things, the continuation of relief granted by previous orders. The Order directed Allegheny Energy, Inc. ("Allegheny") to file with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 within five days of a dividend being declared or paid by Allegheny Energy Supply Company, LLC ("AE Supply") to Allegheny. Those certificates are to contain certain information pertaining to Allegheny and AE Supply which is provided below.

1. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of the dividend on the paid-in capital account of AE Supply:

         As Allegheny and AE Supply restructured their debt in February 2003, the lending group determined it was important that each lender be indifferent as to whether its exposure was to Allegheny or AE Supply. Accordingly, the bank lenders required that Allegheny and AE Supply enter into an intercreditor agreement whereby, if either company were to issue debt or equity, a percentage of the proceeds would be paid as a dividend to Allegheny in the case where AE Supply is the issuer, or as a capital contribution to AE Supply if Allegheny is the issuer. This agreement was intended to help ensure that all lenders were paid down regardless of which debtor had better access to the capital markets and thereby mitigated differences that might arise among the lenders because of the location of their exposure.

          As part of the refinancing that occurred on March 8, 2004, both Allegheny and AE Supply raised new debt and in connection therewith passed funds between themselves in an amount equal to that set forth by certain formulas in the intercreditor agreement. Allegheny was a net payer, and because each of Allegheny and AE Supply borrowed only as much as was necessary to refinance its debt, Allegheny needed its contribution to Supply to be returned in order to complete its refinancing. Thus, as part of the closing on March 8, 2004, $18.7 million was contributed by Allegheny to AE Supply and immediately distributed back to Allegheny. This "round tripping" of the proceeds was permissible under the intercreditor agreement. There was no effect on the paid-in capital account of AE Supply.

2. A description of the use by Allegheny of any funds received as a dividend from AE Supply:

All of the funds received by Allegheny from the March 8, 2004, distribution were applied to repay in full debt outstanding under Allegheny's February 21, 2003, credit agreement.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2004

Allegheny Energy, Inc. By: /S/ REGIS F. BINDER Regis F. Binder Title: Vice President and Treasurer of Allegheny Energy, Inc.